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                             September 25, 2023

       Peter H. Koch
       Chief Executive Officer
       ReoStar Energy Corp.
       87 N. Raymond Ave., Suite 200
       Pasadena, CA 91103

                                                        Re: ReoStar Energy
Corp.
                                                            Post Qualification
Amendment No. 1 to Offering Statement on Form 1-A
                                                            Filed September 11,
2023
                                                            File No. 024-11669

       Dear Peter H. Koch:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post Qualification Amendment No. 1 to Offering Statement on Form 1-A

       Risks Related to our Business
       Governing Law and Legal Venue, page 12

   1. We note you disclose here and on page 19 that "[t]his Agreement shall be construed in accordance with, and
governed by, the laws of the District Court of the Clark County
                                                        Judicial District of
the State of Nevada for any claim as to which the Clark County
                                                        District Court of the
State of Nevada has jurisdiction." Please clarify what you mean by
                                                        "this Agreement." In
this regard, we note that this exclusive forum provision is included in your subscription
agreement but not your governing documents. Please also revise your disclosure to
clearly and prominently describe the provision and whether you intend for this exclusive
forum provision to extend to derivative actions relating to federal securities law claims.
Additionally, disclose whether this provision applies to actions arising under the
Securities Act or Exchange Act. If so, please also state that there is uncertainty as to
whether a court would enforce such provision. If the provision applies to
 Peter H. Koch
FirstName LastNamePeter   H. Koch
ReoStar Energy  Corp.
Comapany 25,
September  NameReoStar
               2023      Energy Corp.
September
Page  2    25, 2023 Page 2
FirstName LastName
         Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the
         Securities Act or Exchange Act.
Management's Discussion and Analyis, page 20

2. We note that you have provided financial results as of June 30, 2023. Please revise this section and elsewhere as appropriate to provide updated disclosure to include these more recent results. In addition, please revise your financial statement to clarify whether the results at page F-9 to F-15 are for the year ended June 30 or the six months ended June 30.
General

3. We note your disclosure that "[t]he Company reserves the right to sell shares under this
         Offering at $1.00 per share for any investor who invest a minimum of $1,000,000." At-
         the-market offerings are not permitted under Regulation A. Please revise throughout the offering statement to fix the price for the duration of the offering. To the extent you choose to change the price during the offering to another fixed price, please confirm that you will do so by means of a supplemental or post-qualification amendment, as appropriate. Refer to Rule 251(d)(3)(ii) of Regulation A. In addition, file an updated subscription agreement with your next amendment, as appropriate.
4. Please revise your opinion to reflect the terms of the proposed offering.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Peter H. Koch
ReoStar Energy Corp.
September 25, 2023
Page 3

       Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Daniel
Morris, Legal Branch Chief, at (202) 551-3314 with any questions.



                                                         Sincerely,
FirstName LastNamePeter H. Koch
                                                         Division of
Corporation Finance
Comapany NameReoStar Energy Corp.
                                                         Office of Energy &
Transportation
September 25, 2023 Page 3
cc:       Mark Pena
FirstName LastName